Kenneth D. Misch
Chief Financial Officer

June 14, 2012

VIA EDGAR Transmission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Megan M. Akst, Staff Accountant

RE:	DynaVox Inc.

Form 10-K for the Fiscal Year Ended July 1, 2011

Filed September 27, 2011

File No. 001-34716

Dear Ms. Akst:

This letter sets forth the response of DynaVox Inc. (the “Company”) to the comment made in the Staff’s letter to Edward L. Donnelly, Jr., dated May 30, 2012. The Company’s response is set forth below, organized in the same manner and format as your letter, with your comment repeated and our response immediately following.

Form 10-K for the Fiscal Year Ended July 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

1.	We note your response to our prior comment 1 relating to your proposed revision to the table on page 31 of the filing. The proposed revision portrays a non-GAAP presentation which merely combines the results of operations for the predecessor and successor for the year ended July 2, 2010. We continue to believe that in order to give investors a meaningful depiction of combined predecessor and successor operating results, you should reflect all material pro forma adjustments pursuant to the guidance in Article 11 of Regulation S-X. Further, we note that your prior response does not address our request to provide us the relevant material pro forma adjustments that would be required under this regulation. In your future filings, please remove the combined operating results or revise to present pro forma results for this period and the related pro forma adjustments.

2100 Wharton Street, Suite 400, Pittsburgh, PA 15203 • 1.866.396.2869 • www.dynavoxtech.com • www.mayer-johnson.com

RE:  DynaVox Inc. – File No. 001-34716

Response to SEC Comment Letter, dated May 30, 2012

As requested by the Staff, in its future filings the Company will remove the combined operating results. The Company respectfully advises the Staff that no adjustments would be required for the presentation of combined predecessor and successor operating results to comply with the guidance in Article 11 of Regulation S-X for the line items presented (i.e. line items down to income before income taxes and equity earnings) to give pro forma effect to the recapitalization transactions that gave rise to the succession of DynaVox Inc. to the predecessor entity, DynaVox Systems Holdings LLC. The Company does not believe that the removal of such presentation from its future filings will deprive the readers of such filings of material information as the combination of predecessor and successor data are readily calculable.

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The Company is aware of its obligations under the Securities Exchange Act of 1934, as amended, and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need further information prior to our response please contact me at (412) 222-7766 or Ken.Misch@dynavoxtech.com.

Sincerely,

/s/ Kenneth D. Misch
Kenneth D. Misch
Chief Financial Officer
(Principal Financial Officer)

cc:   Craig D. Wilson

Joshua Ford Bonnie, Esq.

2100 Wharton Street, Suite 400, Pittsburgh, PA 15203 • 1.866.396.2869 • www.dynavoxtech.com • www.mayer-johnson.com